Exhibit 99.1

| 1 NASDAQ/TASE: PPBT January 2023 CORPORATE PRESENTATION

| 2 Forward - looking Statements and Safe Harbor Certain statements in this presentation that are forward - looking and not statements of historical fact are forward - looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 . Such forward - looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words . You should not place undue reliance on these forward - looking statements, which are not guarantees of future performance . Forward - looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward - looking statements . Important factors that could cause or contribute to such differences include, among others, risks relating to : the plans, strategies and objectives of management for future operations ; product development for NT 219 and CM 24 ; the process by which early stage therapeutic candidates such as NT 219 and CM 24 could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration ; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes ; our ability to successfully develop and commercialize our pharmaceutical products ; the expense, length, progress and results of any clinical trials ; the lack of sufficient funding to finance the clinical trials ; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry ; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products ; the difficulty of predicting actions of the U . S . Food and Drug Administration or any other applicable regulator of pharmaceutical products ; the regulatory environment and changes in the health policies and regimes in the countries in which we operate ; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market ; the introduction of competing products ; patents attained by competitors ; dependence on the effectiveness of our patents and other protections for innovative products ; our ability to obtain, maintain and defend issued patents ; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action ; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our in our Annual Report on Form 20 - F for the year ended December 31 , 2021 and in our other filings with the U . S . Securities and Exchange Commission (the “SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports . These are factors that we believe could cause our actual results to differ materially from expected results . Other factors besides those we have listed could also adversely affect us . Any forward - looking statement in this presentation speaks only as of the date which it is made . We disclaim any intention or obligation to publicly update or revise any forward - looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law . You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http : //www . sec . gov .

| 3 Business Highlights Strong balance sheet and cash position Purple Biotech (NASDAQ/TASE: PPBT) $35.7M cash as of September 30, 2022 ADSs outstanding: 18.4M Strong cash position to advance development of first - in - class cancer therapies • Two first - in - class clinical stage drugs • Multiple data read - outs expected in 2023 • Lean & global operation • BD activity to grow our pipeline with innovative assets • Extended cash runway to end of 2024 Purple Biotech identifies promising first - in - class drug candidates to treat cancers with high unmet medical need.

| 4 Leadership Team Hadas Reuveni, PhD VP Research & Development Formerly at Keryx (NASDAQ:KERX) Michael Schickler, PhD Head of Clinical and Regulatory Affairs Formerly at Hoffmann - La Roche, CEO at CureTech Gil Efron Chief Executive Officer Former Deputy CEO & CFO at Kamada (NASDAQ:KMDA) Fabien Sebille, PhD Chief Business Officer Formerly at Debiopharm Lior Fhima Chief Financial Officer Formerly at Kamada (NASDAQ:KMDA) Eric K. Rowinsky , MD Chairman of the Board Former CMO at ImClone, Stemline , Board member at Biogen Inc.

| 5 Program Indication Phase 1 Phase 2 Phase 3 Value Drivers CM24 (CEACAM - 1) S olid tumors (monotherapy) √ RP 2 D in combination: 20 mg/kg √ Initiation of phase II in 2 L PDAC Follow up OS data from P 1 Interim analysis P 2 2 H 23 Top line P 2 2 H 24 Investigation in a second indication S olid tumors (combination with nivolumab * ) Pancreatic Cancer (combination with nivolumab+chemo * ) Combination with SOC, undisclosed indication NT219 (IRS1/2 & STAT3) Solid tumors (monotherapy) RP 2 D monotherapy & combination 1 H 23 Initiation of P 2 combination with cetuximab 2 Q 23 R/M SCCHN & CRC (dose escalation + P 2 with cetuximab) Combination with SOC, undisclosed indication Investigation in a second indication *Clinical collaboration and supply agreement with: A Pipeline Dedicated to Advancing Oncology Therapies Planned study Ongoing Completed

Advancing First - in - Class Oncology Therapies CM24: an α - CEACAM1* mAb *Carcinoembryonic Antigen Cell Adhesion Molecule

| 7 CM24: a New Multi - Functional Immune Checkpoint Inhibitor • CEACAM 1 is overexpressed on certain tumor cells and infiltrating immune cells • CEACAM 1 interacts with CEACAM 1 and CEACAM 5 and creates a tumor - protective environment Attractive new target • C M24 increases T cell and NK cells cytotoxicity against tumors • CM24 shows benefit in combination with IO treatments • CM24 blocks adhesion of tumor cells to Neutrophil Extra cellular Traps (NETs) Demonstrated MOA • Favorable safety profile in monotherapy and in combination with nivolumab • 1 PR and 3 SD in dose escalation study with nivolumab • Phase 2 at RP2D initiated in Q2 2022 Signals of clinical efficacy • Significant unmet medical need in pancreatic ductal adenocarcinoma (PDAC), most common form of pancreatic cancer • Strong IP position and well ahead of competitors • Multiple opportunities to leverage the MOA in other clinical settings Sizable market potential

| 8 CM24 MOA | Immune Check Point Inhibitor & Anti - Metastatic Activity Markel et al, J Immunol 2002, 2006; Immunology, 2008; Cancer Immunol Immunother 2010; Ortenberg et al, Mol Cancer Ther 2012; Zhou, 2009; Li, 2013; Huang, 2015; Acharya N, et al. J Immunotherapy Canc 8:e911 - 22, 2020. ; Rayes RF, et al. Neutrophil Extracellular Trap - Associated CEACAM1 as a Putative Therapeutic Target to Prevent Metastatic Progression of Colon Car cinoma. J Immunol. 2020; Gerstel, D. et al. CEACAM1 creates a pro - angiogenic tumor microenvironment that supports tumor vessel maturation. Oncogene 30, 4275 – 4288 (2011), CM 24 Suppresses Neutrophil Extracellular Trap (NET) - Induced Migration and Metastasis of Cancer Cells Tumor CD8+T & NK Cells CEACAM1 CEACAM1 CEACAM 1 CEACAM5 Activation of enhanced cytotoxic activity & cytokine production CM 24 Primary Tumor Metastasizing CM24 Metastatic Tumor CM24 Inhibits NET - Induced Migration of CEACAM1 Expressing Cancer Cells Direct Binding of CM 24 to the NET Structure MPO( green ) DAPI ( blue ), CM24 ( red ) CM24 ( red ) Melanoma Immune Response Activation

| 9 CM24 Reduces Tumor Burden & Synergetic with α - PD - 1 Xenograft, lung lesion melanoma model (Mel 526, IV), 7 mice/group (NOD/SCID), 4 TIL injections IV, every 10 days, Ab Dose: 10 mg/kg, Ab Regimen: twice a week, study duration 70 days (last treatment day – 44), tumor burden was monitored 26 days post last CM24 treatment Significant benefits as both single agent and in combination with α - PD - 1

| 10 Representative examples of CEACAM 1 immunohistochemical images of pancreatic adenocarcinoma and normal tissues Comparison between CEACAM1 staining intensity in pancreatic cancer (38 cases/76 cores) and normal (10 cases/20 cores) tissues CEACAM1 is Over - Expressed in PDAC

| 11 Phase 1 Dose Escalation Interim Results CM24 is Safe and Well Tolerated in Combi na tion with Nivolumab AE Term Total Grade 1 2 3 4/5 Diarrhea 5 4 1 Abdominal pain 4 1 3 Fever 4 2 2 Headache 4 3 1 Fatigue 4 4 Nausea 3 1 2 Creatinine increased 3 2 1 Hypokalemia 2 2 Dyspnea 2 1 1 Constipation 2 2 Cough 2 2 Abdominal pain aggravated 1 1 Alkaline phosphatase increase 1 1 Atrial flutter 1 1 C - Diff Colitis 1 1 GI bleed 1 1 Leukocytosis 1 1 Small bowel obstruction 1 1 Study Design • As of March 8 th , 2022, a total of 13 patients were enrolled and 11 patients were evaluable for DLT determination (8 PDAC, 2 CRC and 1 PTC). • 9 patients had received 2 prior regimens for metastatic disease, 2 patients had one previous line. Phase 1 Doses: 10, 15, 20mg/kg q2wk + nivolumab (480mg q4w) 3+3 design, n=12 Indications: Pancreatic, CRC, Papillary Thyroid Carcinoma Phase 2 Expansion cohorts Safety • No DLTs were observed across all dose levels; no Grade 4 AEs or treatment - related deaths have been reported. • Grade 3 AEs were noted in 6/13 patients (46%).

| 12 CM24 Phase 1 Dose Escalation Interim Results (cont.) Sustained Clinical Benefit Even After Treatment Cessation For the 11 evaluable patients as of March 8th, 2022, best overall response included 1 confirmed PR (PDAC patient ) 3 SD (2 PDAC and 1 PTC) for a disease control rate of 36% • 9/11 of the evaluable patients are in study follow - up • Pharmacokinetic analysis of CM24 shows exposure is dose - proportional across the 3 doses in this study with a complete receptor occupancy of peripheral CEACAM1 receptors on T cells and neutrophils at CM24 doses of 15 or 20mg/kg • Median overall survival has not yet been reached The Phase 2 portions of the study has been initiated at the conclusion of this dose - escalation phase. Overall Survival

| 13 Confirmed Partial Response in a 3L PDAC Patient Patient Profile • 65 y/o female, pancreatic cancer • 2 prior lines of treatments: FOLFIRINOX and gemcitabine/nab - paclitaxel • Post Whipple Procedure • Patient had a germline NF1 VUS, with MSI - S and PDL - 1 IHC 2+ and 5% staining • Confirmed Partial Response: a fter initial treatment, the patient had a Partial Response of 40%, with a definite reduction of the para - tracheal adenopathy and liver lesions and 58% reduction in CA19 - 9 levels • Under treatment for 6 months, still under monitoring. 655 681 283 SCREENING FIRST VISIT - PREDOSE 2 MONTH VISIT - PREDOSE CA - 19 - 9 Levels

| 14 Large Market Opportunity in Pancreatic Cancer • Pancreatic Cancer accounts for ~60K new cases/year in the US alone; with a 5 - year relative survival rate of 11.5% 1 • I/O approaches have been limited to patients with high microsatellite instability (MSI - H) or high tumor mutational burden (TMB - H ) • 5 - year overall survival rate with chemotherapy in 2L is 3% 1 • 2L SoC regimens efficacy data: Gemcitabine/Nab - paclitaxel 3 : OS 7.9 months, PFS 4.3 months or Nal - IRI/5FU/LV 4 : OS 6.2 months, PFS 3.1 months • CEACAM1 expression correlates with poor prognosis in Pancreatic cancer 2 • Preclinical data support significant synergy of CM24 with currently marketed IO therapies Combining nivolumab with CM24 in a clinical collaboration with Bristol Myers Squibb 1. American Cancer Society, Cancer Facts & Figures 2019, and the ACS website,https ://seer.cancer.gov/statfacts/html/pancreas.html 2. Calinescu et al, Journal of Immunology Research 2018: 7169081; Carcinoembryonic antigen - related cell adhesion molecules (CEACAM) 1, 5 and 6 as biomarkers in pancreatic cancer, DOI:10.1371/journal.pone.0113023 3. De Jesus VHF, Camandaroba MPG, Calsavara VF, Riechelmann RP. Systematic review and meta - analysis of gemcitabine - based chemotherapy after FOLFIRINOX in advanced pancreat ic cancer. Therapeutic Advances in Medical Oncology. 2020;12. doi:10.1177/1758835920905408 4. Wang - Gillam A, Hubner RA, Siveke JT, et al. NAPOLI - 1 phase 3 study of liposomal irinotecan in metastatic pancreatic cancer: Final overall survival analysis and characteristics of long - term survivors. Eur J Cancer. 2019;108:78 - 87. doi:10.1016/j.ejca.2018.12.007

| 15 A study of CM24 in combination with nivolumab plus chemotherapy in PDAC patients in 2L 11 centers are currently active in US, EU & Israel Measurement of CEACAM1 and other bio - markers is ongoing Planning of further studies in other tumor types is ongoing 2022 2023 2022 2023 2024 Primary efficacy endpoint of the randomized sub - study: OS Secondary endpoints: PFS, OS rate @ 6 & 12 months, PFS rate @ 3 & 6 months, ORR n=60 PDAC patients progressing on or after 1L SoC chemotherapy Experimental arm (n=30) CM24+nivolumab and: Gemcitabine/nab - paclitaxel OR Nal - IRI/5FU/LV Control arm (n=30) Gemcitabine/nab - paclitaxel OR Nal - IRI/5FU/LV Phase 2 Combination Study Design (NCT04731467) Interim analysis : - PFS rate @ 6M planned in 2H23 Top line data : - planned in 2H24 Safety Study (n=18) CM24+nivolumab & Nal - IRI/5FU/LV OR Gemcitabine/nab - paclitaxel

Advancing First - in - Class Oncology Therapies NT219: A Small Molecule Dual Inhibitor of IRS 1/2 and STAT3

| 17 NT219 - A Novel Approach to Overcome Resistance to EGFRi and Beyond • NT219 is a First - in - Class small molecule • Dual inhibitor of IRS1/2 and STAT3, two major drivers of resistance to cancer drugs  Innovative MOA • Outstanding efficacy in various PDX models in monotherapy and in combination • Modulation of the tumor microenvironment • Uniquely suited to inhibit development of drug resistance to EGFRi and KRASi Robust preclinical package • Early signs of clinical efficacy as single agent • No DLTs observed to date, RP2D has not been determined yet Clinical Stage • Short path to registration in 2L r/ mSCCHN and m ultiple market upsides • Opportunity to establish a 2L SOC • M ultiple market upsides in combination with MAPKi Broad Market Potential

| 18 NT219 - Dual Inhibitor of IRS1/2 & STAT3 NT219 IRS1/2 • Scaffold proteins, mediating mitogenic, metastatic, angiogenic and anti - apoptotic signals from IGF1R, IR, IL4R and other oncogenes, overexpressed in multiple tumors • Regulates major survival pathways such as the PI3K/AKT, MEK/ERK and WNT/ β - catenin • Activated as a feedback response to anti - cancer therapies • IRS plays an important role in promoting a tumor - protective microenvironment, by mediating upregulation of TAMs and CAFs STAT3 • Well - established transcription factor associated with the tumorigenic phenotype • STAT3 is broadly hyperactivated in many cancers, promoting proliferation, survival, angiogenesis and metastasis • STAT3 pathway is required for TGFβ - induced EMT and cancer cell migration and invasion • STAT3 is a critical player in tumor immune evasion, suppressing immune stimulators and enhancing immunosuppressive factors Hadas Reuveni et al. Cancer Res 2013;73:4383 - 4394 ; Machado - Neto et al. Clinics 2018; 73,suppl 1 e566s; Naokazu Ibuki , Mazyar Ghaffari , Hadas Reuveni et al. Mol Cancer Ther . 2014; 13(12): 2827 - 2839 ; Rampias et al . Oncogene 2016; 35(20):2562 - 4; Flashner - Abramson, Reuveni Hadas, Levitzki Alexander et al. Oncogene 2016;35(20):2675 - 80 ; 6 Sanchez - Lopez et al. Oncogene 2016;35(20):2634 - 44. Zhao C et al. Trends Pharmacol Sci. 2016;37(1):47 - 6; Johnson, Daniel E et al. Nature reviews. Clinical oncology 2018; 15(4): 234 - 248. Zi Ying et al. J Cell Biochem . 2018;119:9419 - 9432.

| 19 Novel MOA: IRS Degradation By NT219 Blocking IGF1R - AKT Pathway 1 Binding to IRS 1 1 Reuveni et al. Cancer Res 2013 ; Ibuki et al. Mol Cancer Ther 2014 Ser - phosphorylation 2 Degradation 3 Covalent binding to IRS1/2 leads to the dissociation of IRS1/2 from IGF1R Serine phosphorylation prevents re - binding of IRS1/2 to the receptor CANCER CELL SURVIVAL CANCER CELL APOPTOSIS The proteasome degrades IRS1/2 IGF 1 IGF 1 R IRS AKT PI 3 K IGF 1 IGF 1 R IRS NT AKT IGF 1 IGF 1 R IRS pS pS AKT IGF 1 IGF 1 R AKT

| 20 Novel MOA Signal Transducer and Activator of Transcription 3 ( STAT 3 ) Inhibition • Point of convergence for numerous oncogenic signaling pathways • Central in regulating the anti - tumor immune response • Broadly hyperactivated both in cancer and non - cancerous cells within the tumor ecosystem and plays important roles in inhibiting the expression of crucial immune activation regulators and promoting the production of immunosuppressive factors • Targeting the STAT 3 signaling pathway has emerged as a promising therapeutic strategy for numerous cancers NT 219 demonstrates a durable and dose - dependent suppression of STAT 3 tyrosine phosphorylation, affecting both the tumor cells and the tumor microenvironment. Zou, S., Tong, Q., Liu, B. et al. Targeting STAT 3 in Cancer Immunotherapy. Mol Cancer 19 , 145 (2020). https://doi.org/ 10.1186 /s 12943 - 020 - 01258 - 7

| 21 Simultaneous Blockade of STAT 3 and AKT Pathways are Required to Overcome Resistance to EGFRi Overcoming drug resistance NT 219 NT 219 STAT 3 IRS EGFR EGFRi MEK / ERK TUMOR REGRESSION Proof of Concept: PDX model of Head and Neck Cancer Erlotinib+Ruxolitinib (n= 6 ) Erlotinib+Buparlisib (n= 6 ) Control (n= 6 ) Erlotinib (n= 8 ) Erlotinib+NT 219 (n= 6 ) Erlotinib+Ruxolitinib+Buparlisib (n= 8 ) STAT 3 IRS EGFR MEK Tumor Regression ERK PI 3 K AKT Tumor Survival Tumor Survival Buparlisib Ruxolitinib Erlotinib NT 219 NT 219 JAK By blocking both STAT 3 and IRS resistance pathways, NT 219 re - sensitizes tumors to anti - cancer therapies

| 22 NT 219 is Effective as Monotherapy Animal Model Head & Neck Cancer (SCC - 9 ) NSG Ρ , PBMCs - injected 1 Drugs α - PD 1 Cetuximab (Erbitux®) NT 219 20 mg/kg NT 219 60 mg/kg 1 NSG mice were injected SC with SCC - 9 cells . PBMCs were injected to the mice ( 18 M cells per mouse) and treatments initiated when tumors were established . (NT 219 ) and IP ( α - PD 1 and cetuximab ) twice a week for 4 weeks . Graph reflects relevant data adapted from 2020 Multidisciplinary Head and Neck Cancers Symposium Poster presentation

| 23 Treatments on days 0 , 3 and 10 , cetuximab - 1 mg/mouse, 3 mice/group; PBMCs ( 1.4 M cells/mouse) were injected on day 6 Osimertinib 5 mg/kg, NT 219 65 mg/kg, mean tumor volume at the end point, 3 mice/group; 0 500 1,000 1,500 2,000 Control NT219 Osimertinib Osimertinib+NT219 Tumor Volume (mm 3 ) * ** ** * Tumor Volume (mm 3 ) ** p< 0.01 , * p< 0.02 based on one - way ANOVA with post hoc Tukey ’ s HSD test Control NT 219 Cetuximab Cetuximab+NT 219 NT 219 Restores Sensitivity to EGFRi in PDX Models NSCLC Exon 19 deletion EGFR and T 790 M, biopsy of bone marrow metastasis, patient previously progressed on afatinib and osimertinib R/M SCCHN metastasis, patient previously progressed on chemoradiation, several chemotherapies, and pembrolizumab

| 24 0 200 400 600 800 1000 1200 0 5 10 15 20 Tumor volume (mm 3 ) Days following treatment initiation Control (n=3) NT219 (n=3) Keytruda (n=3) Keytruda + NT219 (n=3) Autologous PBMCs ( 2.1 M/mouse) NT 219 Re - sensitizes Tumors Refractory to α - PD 1 PDX Model Humanized PDX of GastroEsophageal Junction (GEJ) Cancer (refractory to pembrolizumab) Drug Pembrolizumab (Keytruda®) * Double autologous model - Tumors & PBMCs are from the same patient (#RA 236 ) | Keytruda - 6 mg/kg IP, NT 219 - 60 mg/kg IV

| 25 NT219 Phase 1 Dose Escalation Monotherapy Interim Results Study Design • As of data cutoff date of May 12 th , 2022, a total of 14 patients were enrolled and 12 patients were evaluable for DLT determination (4 CRC, 3 pancreatic cancer, 2 breast cancer, 1 GEJ, 1 esophageal, and 1 appendiceal cancer) • Median number of prior treatment regimens for metastatic disease was 4 (2 - 11). AE Term Total Grade 1 2 3 4/5 Fatigue 6 6 Constipation 4 4 ALP increased 3 2 1 ALT increased 3 1 2 Anemia 3 1 2 AST increased 3 1 1 1 Diarrhea 3 2 1 Headache 3 3 Nausea 3 2 1 Abdominal pain 2 1 1 Belching 2 2 Cough 2 2 Dizziness 2 2 Dyspnea 2 2 Edema limbs 2 2 Fever 2 2 Hot flashes 2 2 Hyperhidrosis 2 2 Urinary tract infection 2 2 Closed displaced fracture of right femoral neck 1 1 Intractable right hip pain 1 1 Malignant hypercalcemia 1 1 Toxic Encephalopathy 1 1 Worsening back pain 1 1 Abdominopelvic Ascites 1 1 Phase 1 Dose Escalation NT219 q1w (3,6,12,24,50mg/k g) 15 ≤ n ≤ 24 Phase 1/2 Combination with cetuximab (Dose Escalation and Expansion) Safety • No DLTs were observed across all dose levels. • Nine Grade 3 adverse events (AEs) were observed, two of which possibly related to NT219

| 26 NT219 Phase 1 Dose Escalation Monotherapy Interim Results: Encouraging Initial Efficacy Signals • For the 12 evaluable patients, best overall response included one confirmed PR (GEJ patient, > 5.5 months duration of response following end of treatment), and 3 SD with one patient awaiting follow up MRI/CT scans • As of the cutoff date (May 12th , 2022), 10/12 patients are either on treatment or in follow up (range 1.1 to 18 months). BOR Cancer Type (prior lines) Durable PR in a GEJ patient and SDs in 3 out of 4 mutated KRAS CRC patients

| 27 Confirmed PR as Single Agent in a GEJ Cancer Patient • In a patient with refractory GE junction disease (mutated KRAS, TP53), NT219 administration ( 3mg/kg as a single a gent ) was associated with a confirmed partial response (PR): • Complete remission at the largest target lesion (right) • Complete resolution of all non - target lesions (two lymph nodes) has also been demonstrated • The patient remained on treatment for nearly 6 months. Baseline scan 24 weeks scan CT imaging of the GEJ tumor after 5 months of treatment with NT219 GEJ tumor at baseline screening

| 28 First Market Opportunity Recurrent or Metastatic Squamous Cell Carcinoma of Head and Neck (SCCHN) Global Data 2018: Head and Neck Squamous Cell Carcinoma: Opportunity Analysis and Forecasts to 2026 ; Internal best current e sti mates of patient numbers based on external research, 5 major global territories Rationale for combining Cetuximab + NT219 • EGFR and PD(L) - 1 are the only clinically validated targets in SCCHN • < 15% of R/M SCCHN patients respond to Cetuximab • Cetuximab inhibits EGFR signaling and promotes ADCC in EGFR expressing tumors • STAT3 and IRS - to - AKT activation contributes to resistance to cetuximab in SCCHN Targeting the unmet medical need • SCCHN is the 6 th most common cancer type ; 175k new cases/year are expected by 2024 • 1L Standard of care has shifted from chemotherapy towards immuno - oncology + chemotherapy • < 20% of R/M SCCHN patients respond to Pembrolizumab • Market size forecasted to >$5b in 2030 α - PD - 1 + Chemo 1L 60K pts Cetuximab 2L 37K pts NT219 NT219 + Cetuximab has the potential to become the SOC in 2L r/m SCCHN

| 29 NT 219 Monotherapy and Combination Phase 1 / 2 Study Design ( NCT 04474470 ) Study Title A phase 1 / 2 study with open - label, dose escalation phase followed by single - arm expansion to assess the safety, tolerability, PK, PD and efficacy of NT 219 , alone in adults with recurrent or metastatic solid tumors and in combination with Erbitux® (cetuximab) in Head and Neck cancer Endpoints Primary endpoints: Safety, pharmacokinetics and to determine the MTD Secondary endpoints: Obtain preliminary efficacy data 1 Colorectal Adenocarcinoma pts will be recruited in the Dose Escalation phase Indication TBD (expansion not part of the study protocol) 2021 2022 2023 Dose Escalation NT 219 q 1 w 15 ≤ n ≤ 24 Expansion NT 219 q 1 w @ RP 2 D n= 11 + 18 (Simon 2 stage design) Dose Escalation NT219 q1w + cetuximab q1w 12 ≤ n ≤ 24 NT 219 + cetuximab in subjects with R/M head and neck cancer 1 Expansion NT219 q1w + cetuximab q1w n=11+18 (Simon 2 stage design) NT219 as a single agent in subjects with R/R solid tumors Dose Escalation Design Study Design NT 219 + SOC in subjects with an undisclosed indication Expansion NT 219 q 1 w + SOC • Currently treating 5 th dose level cohort as single agent (50mg/kg) and 3 rd dose level cohort ( 24 mg/kg) in combination with cetuximab (CRC & SCCHN) • No DLTs, no significant safety concerns have been observed to date 2024

| 30 Business Highlights Strong balance sheet and cash position Purple Biotech (NASDAQ/TASE: PPBT) $35.7M cash as of September 30, 2022 ADSs outstanding: 18.4 M Strong cash position to advance development of first - in - class cancer therapies • Two first - in - class clinical stage drugs • Multiple data read - outs expected in 2023 • Lean & global operation • BD activity to grow our pipeline with innovative assets • Extended cash runway to end of 2024 "Purple Biotech identifies promising first - in - class drug candidates to treat cancers with high unmet medical need.

| 31 We are committed to provide cancer patients with first - in - class therapies to OVERCOME tumor drug resistance, ENHANCE treatment response and SLOW tumor progression Contact Us: ir@purple - biotech.com THANK YOU

Appendix A | CM24

| 33 CEACAM 1 Plays a Key Role in Cancer Biology 01 | ADHESION Horst, 2011 “ CEACAM1 creates a pro - angiogenic tumor microenvironment that supports tumor vessel maturation ” “ Neutrophil extracellular trap - associated CEACAM1 as a putative therapeutic target to prevent metastatic progression of colon carcinoma ” Ferri , 2020 Tsuzuki, 2020 Tsang, 2020 Blumberg, 2015 “C EACAM1 regulates TIM - 3 - mediated tolerance and exhaustion ” “ CEACAM 1 regulates Fas - mediated apoptosis in Jurkat T - cells via its interaction with β - catenin ” Shively, 2013 02 | IMMUNE CELLS/ IMMUNE EXCLUSION 03 | IMMUNO - ONCOLOGY “ Immune - checkpoint molecules on regulatory T - cells as a potential therapeutic target in head and neck squamous cell cancers ” “[Blockade] enhances natural killer cell cytotoxicity against tumor cells through blockade of the inhibitory CEACAM1 / CEACAM5 immune checkpoint pathway ”

| 34 PK/PD Modeling Provides Dosage & Schedule Guidance Simulated TMDD 1 saturation at Ctrough 2 with Q2W regimen • CM24 completed Phase 1 monotherapy open - label, dose - escalation study to assess safety and tolerability • Heavily pre - treated 24 evaluable patients with a median of 4 prior regimens • Overall, treatment was well tolerated, no DLTs • 33% SD (RECIST 1.0), mostly at the highest dose levels of 3mg/kg & 10mg/kg • PK analysis revealed non - linearity, modeling recommended continuing administration of higher doses to reach saturation, consistent with observed PK showing high clearance at doses <10 mg/kg • 10 mg/kg has a broad range of saturation • Q2W regimen preferable to Q3W 1 Target - mediated drug disposition. 2 Ctrough is the drug concentration reached by CM24 before the next dose is administered Predictions with Q 3 W regimen

| 35 CM24 Phase 1 Combination Study (NCT04731467) Demographics In the Phase 1 part, patients with indicated refractory cancers were administered CM24 at 10, 15, and 20mg/kg q2w and nivolumab 480mg q4w. • The primary objective of this part was to evaluate safety, tolerability, pharmacokinetics and determine the RP2D • Safety was assessed according to CTCAE v5 and preliminary anti - tumor activity was assessed by the investigators according to RECISTv1.1 using CT/MRI • CM24 and CEACAM1 measurements in serum, biopsy specimens, and TILs, as well as tumor and TILs PD - L1 levels are being determined As of March 8th, 2022, a total of 13 patients were enrolled and 11 patients were evaluable for dose - limiting toxicity (DLT) determination (8 PDAC, 2 CRC and 1 PTC) • 9 patients had received 2 prior regimens for metastatic disease and 2 patients had one previous line. Demographics of patients treated with CM 24 ( 10 , 15 , 20 mg/kg) in combination with nivolumab ( 480 mg) Median age, years (range) 65 (49 - 76) Prior Lines of Therapy, n (%) Sex, n (%) 1 2 (18% ) Male 5 (45% ) 2 9 (82% ) Female 6 (55% ) Diagnosis , n (%) Ethnicity, n (%) Pancreatic cancer 8 ( 7 3% ) Not Hispanic or Latino 10 (91% ) Papillary Thyroid cancer 1 (9% ) Hispanic or Latino 1 (9% ) Colorectal cancer 2 (18% ) Race, n (%) Median Time from Initial Diagnosis months (range) 2 3 (11 - 73) White 10 ( 9 1% ) ECOG, n (%) Black or African American 1 (9% ) 0 7 ( 64%) 1 4 ( 36%)

Appendix B | NT219

| 37 Selected Publications Michael Karin Alexander Levitzki Menashe Bar - Eli Michael Cox

| 38 AACR Annual Meeting, April 2021, AACR Virtual Special Conference on Epigenetics and Metabolism, Oct 2020, Ido Wolf, MD, Head of Oncology Division, Tel Aviv Sourasky Medical Center Colon cancer LS - 513 cells overexpressing IRS2 demonstrate enhanced b - catenin activity. Targeted inhibition of IRS2 by NT219 or IRS2 - SH RNA, suppresses the increased b - catenin activity and inhibit LS - 513 cell viability. Combination of 5 - FU and NT219 significantly inhibited the growth of CRC tumors in brain , using intracranial model and extended mice survival. Active β - Catenin IRS2 β - actin NT219 + - NT219 concentrations ( m M) CRC Cell Viability (72hr) IRS 2 NT219 downregulates IRS2 and suppresses the b - catenin activity Silencing IRS2 inhibits b - catenin activity NT219 | Suppresses β - Catenin activity in CRC Cells and Inhibited CRC Brain Metastasis 5 - FU NT 219 + 5 Ͳ FU In Vitro In Vivo

| 39 PDX model Pancreatic Cancer Drug Gemcitabine ( Gemzar ® ) NT219 | Pancreatic Cancer in Combination with Gemcitabine Highly effective anti cancer activity exhibited by NT219 in combination with Gemcitabine

| 40 PDX model Pancreatic Cancer Drug Gemcitabine ( Gemzar ®) RNA Sequencing | Analysis of Tumors Following Treatment Reduced expression of IRS1, Ki67, FOXM1 & TGFb is exhibited by pancreatic cancer treated with NT219 alone and in combination with gemcitabine

| 41 NT219 Phase 1 Dose Escalation Monotherapy Demographics As of data cutoff date of May 12th , 2022, a total of 14 patients were enrolled to 4 NT219 dose levels (3 - 24mg/kg) • 12 patients were evaluable for DLT determination including 4 CRC, 3 pancreatic cancer, 2 breast cancer, and one of each of the following cancers: GEJ, esophageal and appendiceal cancer • Median number of prior treatment regimens for metastatic disease was 4 (2 - 11) Demographics of patients treated with NT 219 ( 3 , 6 , 12 , 24 mg/kg) Median age, years (range) 67 (39 - 79) Diagnosis , n (%) Sex, n (%) Pancreatic 3(25%) Male 4(33%) GE Junction 1(8%) Female 8 (67% ) Breast 2(17%) Ethnicity, n (%) Colorectal 4(33%) Not Hispanic or Latino 11 (92% ) Appendiceal 1(8%) Hispanic or Latino 1 (8% ) SCC of the esophagus 1(8%) Race, n (%) Prior Lines of Therapy, n (%) White 10 (83% ) 2 2 (17% ) Black or African American 2 (17% ) 3 3 (25% ) ECOG, n (%) 4 2(17%) 0 5 ( 42%) 5 2(17%) 1 7 ( 58%) 6 1(8%) Median Time from Initial Diagnosis months (range) 36(10 - 153) 8 1(8%) 11 1(8%)